AMERIGROUP CORPORATION
4425 Corporation Lane
Virginia Beach, VA 23462
January 16, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Re: AMERIGROUP Corporation
Form 10-K for the Year Ended December 31, 2007
Filed February 22, 2008
File Number: 001-31574
Dear Mr. Rosenberg:
Reference is made to the letter dated December 23, 2008 to James W. Truess, Executive Vice President and Chief Financial Officer, AMERIGROUP Corporation (“AMERIGROUP”, the “Company” or “we”), setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold, italicized text preceding each of our responses.
Executive Compensation Awards in 2007
Performance-Based Annual Cash Bonuses (MJO Bonuses)
MJO Bonuses for 2007 Performance, page 18
1.
We note the Company’s disclosure of the Compensation Committee’s evaluation of 2007 performance with respect to each of the named executive officers on pages 18 and 19. To the extent that the MJOs enumerated for a particular officer were quantified (e.g., revenue growth, expense reduction initiatives, SG&A performance, membership growth, etc.), please provide more specific information about the performance objective used and the Committee’s evaluation of the executive’s satisfaction of that objective.

Response:
     The majority of MJOs identified on pages 18 and 19 of our proxy statement were qualitative measures and not subject to quantifiable goals. However, certain MJOs identified on pages 18 and 19 relating to revenue growth, expenses reduction initiatives, SG&A performance, membership growth and the achievement of certain EPS levels were subject to quantifiable goals. The Committee used the Company’s 2007 actual results as set forth in or derived from (in the case of ratios) its audited consolidated financial statements to determine whether or not a particular Named Executive Officer had satisfied each respective quantified MJO. At the time the Company prepared and filed its 2008 proxy statement, it determined that disclosure of these quantifiable goals (other

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 16, 2009

than the EPS goal which was effectively disclosed on page 18 of the proxy statement) could pose competitive harm. Accordingly, these quantifiable MJOs were excluded from the proxy statement. However, the Company has now reconsidered this analysis with respect to the MJOs for the 2007 performance year and has identified the quantifiable goals in the table below.
     The table below sets forth, for each Named Executive Officer whose performance was evaluated against a quantified MJO, the nature of the MJO, the target MJO and the actual performance against that MJO.

Quantified Performance Objectives (MJOs) used to Evaluate 2007 Named Executive Officer Performance
Named Executive Officers	MJO	MJO Target	MJO Performance
Mr. Carlson Mr. McWaters	Revenue Growth	Revenue of $3.8B	Revenue of $3.9B
Mr. Carlson	Expense reduction initiatives	Health benefits ratio of 83.0%	Health benefits ratio of 83.1%
Mr. Carlson	SG&A performance	SG&A of 12.4%	SG&A of 12.6%
Mr. Carlson	Membership Growth	1.5 million members	1.7 million members
Mr. Carlson Mr. McWaters Mr. Zoretic	Achievement of certain full-year EPS levels[1]	$1.85 - $2.00	$2.16

     As the above table indicates, with the exception of the MJOs related to expense reduction initiatives (specifically the health benefits ratio (“HBR”) goal and SG&A performance), each Named Executive Officer in the above table successfully performed against his respective quantified MJOs. When evaluating the HBR performance MJO for Mr. Carlson, the Committee determined that the MJO was not met primarily as a result of a higher than expected portion of the Company’s revenue being derived from developing markets, which generally have a higher HBR than mature markets. The Committee determined that these developing markets were operating at expected levels and consistent with Company expectations. When evaluating the SG&A performance MJO for Mr. Carlson, the Committee determined that the MJO was not met primarily as a result of a settlement with respect to Texas experience rebate for prior periods and higher than expected Texas rebate

1 The Company’s 2008 proxy statement did disclose, on page 18, its actual 2007 EPS performance and did indicate that its 2007 EPS guidance was from $1.85 to $2.00, though it did not make express that this guidance range in effect constituted the applicable MJO target for 2007 for Messrs. Carlson, McWaters and Zoretic.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 16, 2009

experience during the performance year due to better operating results. The Committee also determined that such factors were not fairly indicative of the Company’s SG&A performance. Accordingly, based on these determinations with regard to HBR and SG&A performance, Mr. Carlson’s satisfaction of the other quantified MJOs (in particular the substantial outperformance of the EPS goal) and his performance relative to his qualitative MJOs, the Committee determined, as noted in the Company’s proxy statement on page 18, that in the aggregate Mr. Carlson had successfully performed against his MJOs at a level appropriate to the MJO bonus awarded to him.
     It should be noted that, in February 2008, the Committee adopted certain quantified MJOs for the 2008 performance year for the Company’s Named Executive Officers. These quantified MJOs are limited to revenue growth and EPS performance. These quantified MJOs will be disclosed in the Company’s 2009 proxy statement (to be filed in March or April 2009). Accordingly, the majority of the quantified MJOs identified in the Staff’s Comment Letter are presently no longer applicable.
     Further, to the extent that the Company uses additional quantified MJOs for measuring executive performance under its compensation programs in future years, the Company will provide more specific information about the performance objective used and the Committee’s evaluation of the executive’s satisfaction of that objective in its future proxy statements, provided, that (i) such disclosure is required by Item 402(b) of Regulation S-K and (ii) disclosure would not result in competitive harm such that the quantified objectives could be excluded under Instruction 4 to Item 402(b) of Regulation S-K or other applicable rule.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Critical Accounting Policies
Estimating health benefits expense and claims payable, page 45
2.
In 2007 you significantly revised your estimate of the medical claims liability recorded in prior years. Your current disclosure only states the 2007 change in estimate is approximately at the same level as the 2006 amount. Please provide us an explanation of the reasons for your favorable development of approximately $68.2 million in 2007. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired. In addition, direct us to similar disclosure in Form 10-Q for September 30, 2008 or provide us with proposed disclosure.

     Response:
     The favorable development in 2007 of $68.2 million was primarily due to the following factors:
     First, the actuarial standards of practice generally require that the liabilities established for claims incurred but not reported (“IBNR”) are sufficient to cover obligations assuming moderately

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 16, 2009

adverse conditions. This will cause incurred health benefits expenses for the current year to be higher than if IBNR was established without this assumption. Therefore, if moderately adverse conditions do not occur, evidenced by more complete paid claim information in the following year, then our prior year medical estimates will be revised downward resulting in favorable development. When more complete paid claim information became available in 2007, we determined that we did not experience moderately adverse conditions in 2006.
     Second, additional favorable development in 2007 was a result of obtaining more complete claims information for claims incurred for dates of service primarily in 2006, where actual claims paid in 2007 were less than estimated as of December 31, 2006. This was primarily a result of claims processing initiatives in 2007 that increased the level of claims payment recoveries and coordination of benefits related to 2006 and prior dates of service. Deviations, whether positive or negative, between actual experience and estimates are recorded in the period that they become known.
     In our quarterly filings, we have included in the health benefits section of Management’s Discussion and Analysis (“MD&A”), a disclosure of reserve development if the reserve development contributes to or explains the change in health benefits or the HBR for the comparative periods. In the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, our MD&A disclosure regarding our health benefits expenses on page 20, disclosed favorable reserve development in our Tennessee plan as a factor in the change in HBR from the comparative period.
General
Transaction with Centene Corporation
3.
We note the Company’s press release on November 20, 2008 announcing the intended purchase and sale of certain assets in transactions with Centene Corporation. Please supplementally advise us of the materiality of this transaction and provide your analysis why no Form 8-K was required in connection with this development.

     Response:
     The Company’s press release dated November 20, 2008 described our entry into an agreement to purchase certain assets from Centene Corporation related to Centene’s Medicaid operations in the state of New Jersey (the “NJ Purchase”). The release also described our entry into an agreement to sell to Centene Corporation certain assets related to the Company’s South Carolina operations in a related but separate transaction (the “SC Sale”). At the issuance of the press release, the Company’s expectation was that each transaction would close during the first quarter of 2009. The Company analyzed the materiality of each of these transactions independently and in the aggregate in order to conclude whether disclosure upon execution of the purchase and sale agreements was required in a Current Report on Form 8-K under Item 1.01 Entry into a Material Definitive Agreement. The Company also analyzed the significance of these transactions individually and in the aggregate in order to

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 16, 2009

conclude whether disclosure would be required upon completion of the transactions in 2009 under Item 2.01 Completion of Acquisition or Disposition of Assets.
     NJ Purchase Agreement
     For the purposes of Item 1.01 of Form 8-K, the Company compared the value of the purchase price of the NJ Purchase to the total assets of the Company as reported in its unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. The anticipated purchase price (which is variable and subject to certain adjustments) is less than 1.5% of the Company’s total assets at September 30, 2008. As such, the Company deemed this obligation under the NJ Purchase agreement upon closing to be immaterial for disclosure under Item 1.01(b) of Form 8-K.
     For the purposes of Item 2.01 of Form 8-K, the Company compared the anticipated purchase price of the NJ Purchase at closing to the total assets of the Company as reported in its audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2007 and as reported in its unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. The anticipated purchase price at closing is less than 1.5% of the Company’s total assets at both December 31, 2007 and September 30, 2008. Additionally, for the purposes of Item 2.01 of Form 8-K, the Company evaluated the pre-tax loss of Centene’s New Jersey Medicaid operations as of the most recent audited consolidated financial statements for the year ended December 31, 2007 compared to the Company’s pre-tax income for the same period and determined that the transaction was insignificant. As such, the Company deemed this acquisition to be insignificant under Item 2.01 of Form 8-K.
     We filed a press release dated December 31, 2008 announcing that we terminated the NJ Purchase agreement. As noted above the NJ Purchase agreement was deemed immaterial; therefore, disclosure of its termination under Item 1.02 Termination of a Material Definitive Agreement was also not deemed required.
     SC Sale Agreement
     For the purposes of Item 1.01 of Form 8-K, the Company compared the value of the total assets of our South Carolina subsidiary and the anticipated sales price in the SC Sale to the total assets of the Company as reported in its unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. Both the anticipated sales price (which is variable and subject to certain adjustments) and the total assets of our South Carolina subsidiary are less than 1% of the Company’s total assets at September 30, 2008. As such, the Company deemed this obligation under the SC Sale agreement upon closing to be immaterial for disclosure under Item 1.01(b) of Form 8-K.
     For the purposes of Item 2.01 of Form 8-K, the Company compared both the value of the total assets of our South Carolina subsidiary and the anticipated sales price to the total assets of the

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 16, 2009

Company as reported in its audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2007 and as reported in its unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. Both the anticipated sales price of the SC Sale and the total assets of our South Carolina subsidiary are less than 1% of the Company’s total assets at both December 31, 2007 and September 30, 2008. Additionally, the Company evaluated the pre-tax loss of our South Carolina subsidiary as of the most recent audited consolidated financial statements for the year ended December 31, 2007 compared to the Company’s pre-tax income for the same period. Our South Carolina subsidiary generated a pre-tax loss of less than 1% of our pre-tax income. As such, the Company deemed this disposition to be insignificant under Item 2.01 of Form 8-K.
     The Company also evaluated the NJ Purchase and SC Sale in the aggregate using the analysis discussed above. The Company determined that, when considered together, the transactions are immaterial for the purposes of Item 1.01 of Form 8-K and insignificant for the purpose of Item 2.01 of Form 8-K.
     The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further questions or comments you may have regarding this filing to the undersigned at (757) 473-2732 or, in my absence, Stanley F. Baldwin, Executive Vice President, Secretary and General Counsel at (757) 473-2723.

Sincerely, AMERIGROUP CORPORATION
By:	/s/ James W. Truess
James W. Truess, Executive Vice
President and Chief Financial Officer

cc:  Stanley F. Baldwin, Executive Vice President,
General Counsel and Secretary AMERIGROUP Corporation